Exhibit 8.1

The following is a list of the significant subsidiaries of CEMEX, S.A.B. de C.V. as of December 31, 2012, including the name of each subsidiary and its country of incorporation.

1.	CEMEX México, S.A. de C.V.	MEXICO
2.	CEMEX Agregados, S.A. de C.V.	MEXICO
3.	CEMEX Central, S.A. de C.V.	MEXICO
4.	CEMEX Concretos, S.A. de C.V.	MEXICO
5.	CEMEX España, S.A.	SPAIN
6.	CEMEX España Operaciones, S.L.U.	SPAIN
7.	Cemex Corp.	USA
8.	CEMEX Construction Materials Florida, LLC	USA
9.	CEMEX Materials, LLC	USA
10.	CEMEX Finance LLC	USA
11.	CEMEX, Inc.	USA
12.	CEMEX Construction Materials Pacific, LLC	USA
13.	Gulf Coast Portland Cement Co.	USA
14.	CEMEX Southeast LLC	USA
15.	Ready Mix USA LLC	USA
16.	CEMEX Colombia S.A.	COLOMBIA
17.	Assiut Cement Company	EGYPT
18.	CEMEX Beton Ile de France (SAS)	FRANCE
19.	Cemento Bayano, S.A.	PANAMA